SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3
to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Agilent Technologies, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)

00846U-10-1
(CUSIP Number of Class of Securities of Underlying Common Stock)

D. Craig Nordlund, Esq.
Marie Oh Huber, Esq.
Bridget Logterman, Esq.
Agilent Technologies, Inc.
395 Page Mill Road
Palo Alto, California 94306
(650) 752-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Aaron J. Alter, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$154,092,334	$12,466.07**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 44,313,711 shares of common stock of Agilent Technologies, Inc. having an aggregate value of $154,092,334 as of May 14, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.
**	Previously Paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

     This Amendment No. 3 amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Agilent Technologies, Inc., a Delaware corporation (“Agilent” or the “Company”), with the Securities and Exchange Commission on May 20, 2003 relating to the offer by the Company to exchange (the “Option Exchange”) options to purchase an aggregate of 44,313,711 shares of the Company’s common stock, whether vested or unvested, that have been granted under its 1999 Stock Plan, as amended and restated, with exercise prices greater than $25.00 per share (the “Eligible Options”) and that are held by eligible employees.

     This Amendment No. 3 is made to report the results of the Option Exchange.

     Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended to add the following sentences: The offer expired on June 18, 2003 at 5 p.m. Pacific Time. We have accepted for cancellation options to purchase 25,121,993 shares of the Company’s common stock, which were cancelled as of June 20, 2003. We will issue new options to purchase up to 14,024,625 shares of the Company’s common stock in exchange for the options surrendered in the Option Exchange.

     This Amendment No. 3 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AGILENT TECHNOLOGIES, INC

/s/ D. Craig Nordlund

D. Craig Nordlund Senior Vice President, General Counsel and Secretary

Date: June 23, 2003

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INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(a)*	Offer to Exchange Outstanding Options Under Our 1999 Stock Plan for New Options, dated May 20, 2003.

(a)(1)(b)*	Option Exchange website pages.

(a)(1)(c)*	Forms of Election Agreements.

(a)(1)(d)*	Form of Cover letter for paper election packets.

(a)(1)(e)*	Form of Promise to Grant Stock Option and No Election Confirmation Message.

(a)(1)(f)*	Human resources manager communication for use on or after May 20, 2003.

(a)(1)(g)*	Forms of PIN notification for eligible employees.

(a)(1)(h)*	May 20, 2003 e-mail communications to employees.

(a)(1)(i)*	May 20, 2003 manager training slide set.

(a)(1)(j)*	Option Exchange reminder e-mail communication to employees.

(a)(1)(k)*	Supplementary Australia document.

(a)(1)(l)*	Supplementary Belgium document.

(a)(1)(m)*	Supplementary Japan document.

(a)(1)(n)*	Mellon Investor Services LLC Auto Attendant Recorded U.S. Phone Line.

(a)(1)(o)*	Supplementary New Zealand letter.

(a)(1)(p)*	Communication to employees notified of Work Force Management.

(a)(1)(q)*	Form of communication regarding additional Workforce Management.

(b)	Not applicable.

(d)(1)*	Agilent 1999 Stock Plan, as amended and restated, and Amendment No. 1 and Amendment No. 2 thereto.

(d)(2)*	Forms of stock option agreement for Agilent 1999 Stock Plan, as amended and restated, and as amended by Amendment No. 1.

(g)	Not applicable.

(h)	Not applicable.
*	Previously filed.